EXHIBIT 12
JOHNSON & JOHNSON AND SUBSIDIARIES
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
(Dollars in Millions)

		Fiscal Year Ended
	December 30, 2012	January 1, 2012	January 2, 2011	January 3, 2010	December 28, 2008
Determination of Earnings:
Earnings Before Provision for Taxes on Income	$13,775	$12,361	$16,947	$15,755	$16,929
Fixed Charges, less Capitalized Interest	657	675	555	558	538
Total Earnings as Defined	$14,432	$13,036	$17,502	$16,313	$17,467
Fixed Charges:
Estimated Interest Portion of Rent Expense	125	104	100	107	103
Interest Expense before Capitalization of Interest	647	655	528	552	583
Total Fixed Charges	$772	$759	$628	$659	$686
Ratio of Earnings to Fixed Charges	18.69	17.18	27.87	24.75	25.46
_______________________________________

(1)
The ratio of earnings to fixed charges is computed by dividing the sum of earnings before provision for taxes on income and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt discount and an appropriate interest factor on operating leases.